SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated November 4, 2025.

Buenos Aires, November 4, 2025

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

Buenos Aires

Ref.: Participation in Liquefied Natural Gas (LNG) Export Project – Southern Energy S.A.

Dear Sirs,

The purpose of this letter is to comply with the rules of the Argentine National Securities Commission (Comisión Nacional de Valores) and the corresponding regulations of ByMA and A3 Mercados, and following up on our previous Material Event (Hecho Relevante) dated May 2, 2025, relating to the aforementioned matter.

In this regard, we hereby inform you that the conditions precedent for the entry into force of the Bareboat Charter Agreement entered into with GOLAR MK II CORPORATION on May 2, 2025 (the “BBCA MKII”) have been satisfied, including, among others, the adoption of the Final Investment Decision (FID) by Southern Energy S.A. (“SESA”), a company in which YPF S.A. has an indirect 25% interest through its subsidiary Sur Inversiones Energéticas S.A.U. (“SUR”), and the issuance of the Free Export Authorization certificate for Liquefied Natural Gas for a term of 30 years by the National Secretariat of Energy.

Yours faithfully,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 4, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer